UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated March 23, 2021

Commission File Number: 001-38018

______________________________________________

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

______________________________________________

N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Integrated Media Technology Limited Announces Pricing of Registered Direct Offering of Ordinary Shares

On March 23, 2021, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") entered into a Securities Purchase Agreement for the sale of 708,000 ordinary shares of, no par value, of the Company ("Ordinary Shares") to an accredited investor ("Investor") at a price of US$6.50 per share (the "Cash Offering"). The Cash Offering is for US$4,602,000 and will generate a net cash proceeds of approximately US$4,577,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for developing its current businesses, corporate expenditures and general corporate purposes.

Pursuant to the Securities Purchase Agreement, the Company may not, subject to certain exceptions, on or before April 5, 2021, issue or enter into any agreement, other than with the Investor, to issue any ordinary shares (or securities convertible into ordinary shares) with registration rights or involving a drawdown 'off the shelf'; provided, however, during this period, the Company may issue up unregistered ordinary shares without registration rights provided that the issuance price is above US$6.50.

The Offering is being made pursuant to the Company's "shelf" Registration Statement on Form F-3 (File No. 333-227741), as filed with the Securities and Exchange Commission on October 9, 2018 and declared effective by the SEC on October 19, 2018. The Ordinary Shares are being offered only in the United States by the means of a prospectus. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC's website at http://www.sec.gov.

The Press Release and the Securities Purchase Agreement on this transaction are attached to this report as Exhibit 99.1 and Exhibit 99.2 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 23, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release relating to the Sale of Shares under the Securities Purchase Agreement
99.2	Securities Purchase Agreement